LINDSEY MORDEN GROUP INC.

70 UNIVERSITY AVENUE, SUITE 1200 - TORONTO, ONTARIO M5J 2M4 - TELEPHONE (416) 596-8020 FAX (416) 596-6510

July 12, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.
20549
U.S.A.

04035694

SEC MAIL PROCESSING
RECEIVED
JUL 2 0 2004
WASH. D.C. 185 SECTION

SUPPL

Dear Sirs or Mesdames:

**Re: Lindsey Morden Group Inc – File No. 82 - 5143**

Pursuant to the exemption under SEC Rule 12g3-2(b) for foreign private issuers, we are furnishing you with a copy of a press release distributed on Monday, July 12, 2004.

Please call me at (416) 596-8020 with any questions.

Yours truly,

Peter K. Fritze

Peter K. Fritze
Senior Vice-President Corporate Affairs

Enclosure
PKF/tds

PROCESSED
JUL 21 2004
THOMSON
FINANCIAL

7/21

82-5143

# LINDSEY MORDEN GROUP INC.

News Release: July 12, 2004
Listed: The Toronto Stock Exchange
Stock Symbol: LM

## FOR IMMEDIATE RELEASE
## NEW LOAN FACILITY

Dateline – Toronto, Ontario

Lindsey Morden Group Inc. announces that its wholly owned subsidiary, Cunningham Lindsey Canada Limited, has borrowed $105,000,000 (Cdn.) under an unsecured non-revolving term facility from Brascan Bridge Lending Fund through an affiliate of Brascan Financial Corporation.

The loan is for an initial term to March 31, 2005 and may be extended, subject to certain conditions, for two successive six-month periods to March 31, 2006. Proceeds of the loan have been used principally to repay short-term debt, including debt owing under an interim demand facility, owing under bilateral facilities with Canadian banks and owing to Lindsey Morden's parent company, Fairfax Financial Holdings Limited.

The per annum interest rate on the loan is the prime rate in effect from time to time plus 3% until March 31, 2005, increasing by 1% in the first six-month extension and by an additional 1% in the second six-month extension. Cunningham Lindsey Canada has paid a commitment fee of $960,000 in respect of the loan and, for each six-month extension utilized, a commitment fee of 1% of the amount of the loan being extended would be payable. Lindsey Morden as well as several other Cunningham Lindsey subsidiaries have guaranteed the loan.

In connection with the loan, Fairfax has agreed to extend its support of Lindsey Morden until March 31, 2006 to provide financing to Lindsey Morden in order to allow Lindsey Morden to meet its liabilities and obligations as and when they fall due, but only to the extent that money is not otherwise readily available to Lindsey Morden to meet such liabilities and obligations.

Lindsey Morden Group Inc. is a holding company which, through its subsidiaries, provides a wide range of independent insurance claims services, including claims adjusting, appraisal and claims and risk management services. It has a worldwide network of branches in Canada, the United States, the United Kingdom, continental Europe, the Far East, Latin America and the Middle East.

For further information, please contact Peter Fritze, Senior Vice-President, Corporate Affairs of Lindsey Morden Group Inc. or Dave Langille, Senior Vice-President and Chief Financial Officer at (416) 596-8020.